Exhibit 6.10

PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS

MAVERICK ENERGY GROUP, LTD.

PROMISSORY NOTE

$ 100,000.00	January 9, 2021

FOR VALUE RECEIVED, the undersigned, Maverick Energy Group, Ltd., a company organized under the laws of the State of Nevada (the “Company”), promises to pay to the order of USR Resources LLC, a limited liability company organized under the laws of the State of Texas, or its registered assigns (the “Holder”), the principal sum of One Hundred Thousand dollars ($ 100,000.00), with interest from the date herein at the rate of 3% per annum on the unpaid balance until paid.

This Note is issued for and in connection with that certain “HEADS OF AGREEMENT USR TECHNOLOGY LICENSE’ between Holder and Company with an effective date of May 14, 2020.

1. By the execution of this note Holder will:

A. Within 10 (ten) days of the date written above, deliver to Company a fully executed License Agreement as stated in the “Heads of Agreement USR Technology License” duly executed between the parties August 20, 2020.

2. By the execution of this note Company will:

A.	Within 10 (ten) days cause to be issued to Holder and/or its assignees an aggregate of 30,000,000 (thirty million) fully paid, non-assessable shares of restricted common stock of Company, with the issuance and vesting of such stock effective on the Effective Date of May 14, 2020.

3. Principal.

If not earlier paid, the principal of this Note shall be payable on July 10, 2021 (“Maturity Date”).

4. Interest.

The Note will bear interest at a rate of 3% per annum. Interest will be paid to the person in whose name this note is registered to at maturity. Interest on the Note will be computed on a 360-day year comprised of twelve 30-day months and will accrue from the date contained herein. If any interest payment date falls on a date that is not a business day, such payment of interest (or principal in the case of the Maturity Date or any earlier repurchase date for the Note) will be made on the next succeeding business day, and no interest or other amount will be paid as a result of any such delay.

If the Note is not paid in full by the Maturity Date, the interest rate payable on the Note shall be adjusted for interest accruable after the Maturity Date from 3% per annum to 10% per annum until the principal and interest are fully paid.

5. Event of Default:

An event of “Principal Payment Default” shall occur if after the Maturity Date, the principal and interest of the Note continues to have not been paid in full to the Holder. An event of default does not assume a foreclosure or termination of the License Agreement but solely an increase in the interest rate until paid.

6. Redemption by Company of the Note before the Maturity Date: Company, at its option, at any time after February 1, 2021 may redeem via wire transfer all or a portion of the Note at a price in cash equal to 100% of the principal amount of the Note plus accrued and unpaid interest up to the payment date.

7. Transfer Restrictions. The Holder shall not transfer the Note (except to its own affiliate, subsidiary, or shareholders) until it has first given written notice to Company, briefly describing the manner of any such proposed transfer.

8. Currency; Payments. All references herein to “dollars” or “$” are to U.S. dollars, and all payments of principal of, and interest on, this Note shall be made in lawful money of the United States of America in immediately available funds. If the date on which any such payment is required to be made pursuant to the provisions of this Note occurs on a Saturday or Sunday or legal holiday observed in the State of Texas, such payments shall be due and payable on the immediately succeeding date which is not a Saturday or Sunday, or legal holiday so observed.

9. Attorneys’ Fees and Costs. In the event of any legal proceedings in connection with this Note, the non-prevailing party upon demand shall reimburse all expenses in connection with such legal proceedings of the prevailing party, including reasonable legal fees and applicable costs and expenses. This provision shall not merge with any enforcement order or judgment on this Note and shall be applicable to any proceeding to enforce or appeal any judgment relating to the Note.

10. Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

11. Successors and Assigns. This Note shall inure to the benefit of the Holder and its successors and permitted assigns and shall be binding upon the undersigned and its successors and permitted assigns. As used herein, the term “Holder” shall mean and include the successors and permitted assigns of the Holder.

12. Governing Law. The parties acknowledge and agree that this Note and the rights and obligations of all parties hereunder shall be governed by and construed under the laws of the State of Texas, without regard to conflict of laws principles.

13. Modification. This Note may not be modified or amended orally, but only by an agreement in writing signed by the party against whom such agreement is sought to be enforced.

14. Entire Agreement. This Note constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all prior written or oral agreements and understandings with respect to the matters covered hereby.

MAVERICK ENERGY GROUP, LTD.
a Nevada Corporation

By:	James W. McCabe
Its:	Chief Executive Officer

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